                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                Amendment No. 2

                               I-Link Incorporated

                                (Name of Issuer)

                     Common Stock Par Value $.007 Per Share

                         (Title of Class of Securities)

                                Niklaus F. Zenger
                             Chief Executive Officer
                            Red Cube International AG
                          Bahnhofstrasse 10 CH-6300 Zug
                                   Switzerland
                                +33 411 500 5000

                                    Copy to:
                                 George H. White
                               Sullivan & Cromwell
                                St. Olave's House
                               9a Ironmonger Lane
                            London EC2V 8EY, England
                                +44 207 710 6570

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 29, 2000

             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

CUSIP NO. NOT APPLICABLE                                     PAGE 2 OF 7 PAGES

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RED CUBE INTERNATIONAL AG

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [x]

 3.      SEC USE ONLY

 4.      SOURCE OF FUNDS
         OO

 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         SWITZERLAND

                           7.       SOLE VOTING POWER
  NUMBER OF                             0
    SHARES
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                              51,834,103
    EACH
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                               0
    WITH
                           10.      SHARED DISPOSITIVE POWER
                                        51,834,103

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         51,834,103

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         64.8%

14.      TYPE OF REPORTING PERSON
         HC; CO

                                       2

CUSIP NO. NOT APPLICABLE                                     PAGE 3 OF 7 PAGES

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KPR FINANZ-UND VERWALTUNGS AG

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [x]

 3.      SEC USE ONLY

 4.      SOURCE OF FUNDS
         OO

 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         SWITZERLAND

                           7.       SOLE VOTING POWER
  NUMBER OF                             0
    SHARES
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                              51,834,103
    EACH
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                               0
    WITH
                           10.      SHARED DISPOSITIVE POWER
                                        51,834,103

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         51,834,103

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         64.8%

14.      TYPE OF REPORTING PERSON
         HC; CO

                                       3

CUSIP NO. NOT APPLICABLE                                     PAGE 4 OF 7 PAGES

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NIKLAUS F. ZENGER

 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [x]

 3.      SEC USE ONLY

 4.      SOURCE OF FUNDS
         OO

 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [  ]

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         SWITZERLAND

                           7.       SOLE VOTING POWER
  NUMBER OF                             0
    SHARES
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                              51,834,103
    EACH
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                               0
    WITH
                           10.      SHARED DISPOSITIVE POWER
                                        51,834,103

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         51,834,103

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         64.8%

14.      TYPE OF REPORTING PERSON
         HC; IN

                                       4

Item 1.  Security and Issuer.

         This Schedule 13D/A-2 relates to the Common Stock par value $.007 per share (the "I-Link Common Stock") of I-Link Incorporated, a Florida corporation
("I-Link"), and amends and supplements the Schedule 13D/A filed by the Reporting
Persons with the Securities and Exchange Commission on November 7, 2000, which amended and restated in its entirety Schedule 13D initially filed on September
11, 2000. All capitalized terms used in this Schedule 13D/A-2 and not otherwise defined herein have the meanings ascribed to such terms in such Schedule 13D/A.
Except as amended and supplemented herein, that statement remains in full force and effect.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following at the end thereof:

         Item 4 as amended by this Schedule 13D/A-2 is incorporated by reference herein.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

         Red Cube believes that Winter Harbor has breached the Securities
Purchase Agreement and the Voting Agreement in a number of material respects by failing to obtain Red Cube's consent to several Significant Transactions into which I-Link entered on or after August 30, 2000. Red Cube also believes that, as a result of entering into these Significant Transactions, I-Link lacks the funds to comply with its obligations under the Commercial and Framework
Agreement, dated May 8, 2000 between CyberOffice International AG (subsequently renamed Red Cube International AG) and I-Link, pursuant to which Red Cube made certain advance payments for services to be provided by I-Link. Red Cube believes that, as a result of I-Link's financial difficulties, which were brought on, in part, by I-Link's entry into the Significant Transactions, I-Link is unable to provide to Red Cube services and operations that I-Link committed to provide pursuant to the Commercial and Framework Agreement.

         Red Cube has submitted a request for mediation to the American
Arbitration Association under the relevant dispute resolution provisions of the
Securities Purchase Agreement to seek relief for Winter Harbor's failure to obtain Red Cube's consent to the Significant Transactions

                                        5

referenced in the preceding paragraph. Red Cube has further notified Winter
Harbor that, in light of the pending proceedings, Red Cube does not intend to consummate the transactions contemplated by the Securities Purchase Agreement at this time.

         On December 23, 2000, Red Cube submitted a proposal to the I-Link board of directors setting forth the preliminary elements of a restructuring plan that, in Red Cube's view, I-Link must implement if it is to become a self-sustaining and ultimately profitable venture. As part of that proposal, Red
Cube requested that I-Link adopt certain resolutions to authorize immediate cost-cutting measures and prompt consideration of potential alternatives for the repositioning of I-Link's business. Those alternatives include, among others, a study of the feasibility and desirability of a spin-off of I-Link's network, customer care and value-added services operations in such a manner as to maximize the value of such operations to I-Link, its shareholders and creditors.
Further, Red Cube stated that, subject to adoption of these resolutions and certain other conditions, including certain changes to the composition of the
I-Link board of directors and the appointment of a restructuring manager acceptable to Red Cube, Red Cube was prepared to provide I-Link with interim financing of up to $5,000,000 in the form of a line of credit, which the restructuring manager would have had the authority to draw down.  The line of credit was to be secured by I-Link's assets and otherwise on terms to be agreed between Red Cube and I-Link. On December 27, 2000 the I-Link board rejected
Red Cube's proposal.

         In light of I-Link's financial difficulties and the events described in the preceding paragraphs, Red Cube is not prepared to assist I-Link at this time in gaining access to additional financial resources, as contemplated in the
Letter to I-Link, dated September 5, 2000.

                                        6

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2000                 Red Cube International AG
                                             a Swiss corporation

                                        By:  /s/Niklaus F. Zenger
                                             Name: Niklaus F. Zenger
                                             Title: Chief Executive Officer

                                        KPR Finanz-Und Verwaltungs AG
                                                 a Swiss corporation

                                        By:  /s/Niklaus F. Zenger
                                             Name: Niklaus F. Zenger

                                        By:  /s/Niklaus F. Zenger
                                             Name: Niklaus F. Zenger